Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Board of Directors of Investors Bancorp. Inc.
Investors Bank Employee 401(k) Plan:

We consent to the incorporation by reference in the registration statement (No. 333-195828) on Form S-8 of Investors Bank Employee 401(k) Plan of our report dated June 27, 2019, with respect to the statement of net assets available for benefits of the Investors Bank Employee 401(k) Plan as of December 31, 2018, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively, the financial statements), and the supplemental schedule Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018, which report appears in the December 31, 2018 annual report on Form 11-K of the Investors Bank Employee 401(k) Plan.

/s/ Sobel & Co., LLC

Livingston, New Jersey
June 27, 2019